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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (RULE 13d-101)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                             (Amendment No. __)(1)


                          ARONEX PHARMACEUTICALS, INC.
                      ------------------------------------
                                (Name of Issuer)


                         COMMON STOCK, $0.001 PAR VALUE
                      ------------------------------------
                         (Title of Class of Securities)


                                   09060P-10-2
                      ------------------------------------
                                 (CUSIP Number)


        GARO ARMEN                                  PAUL M. KINSELLA
        ANTIGENICS INC.                             PALMER & DODGE LLP
        630 FIFTH AVENUE                            ONE BEACON STREET
        NEW YORK, NY  10111                         BOSTON, MA 02108
        (212) 332-4774                              (617) 573-0100
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   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)


                                 APRIL 23, 2001
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                              (Page 1 of 7 pages)


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CUSIP NO. 09060P-10-2                 13D                      PAGE 2 OF 7 PAGES
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1    NAME OF REPORTING PERSON
     ANTIGENICS INC.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     06-1562417
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF THE GROUP                (a) [ ]
                                                                       (b) [ ]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS

     OO
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      [ ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE
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                              7    SOLE VOTING POWER

      NUMBER OF                    0
       SHARES                 --------------------------------------------------
     BENEFICIALLY             8    SHARED VOTING POWER
      OWNED BY
        EACH                       4,564,050 (1)
      REPORTING               --------------------------------------------------
       PERSON                 9    SOLE DISPOSITIVE POWER
        WITH
                                   0
                              --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER

                                   0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,564,050(1)
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11)
     16.6% (1)

--------------------------------------------------------------------------------
14   TYPE OR REPORT PERSON

     CO
--------------------------------------------------------------------------------

(1) Includes 1,450,286 shares currently exercisable or exercisable within 60 days of April 24, 2001 and assumed outstanding for purposes of the percentage in
Item 13 hereof. The percentage in Item 13 hereof not including these 1,450,286 shares is approximately 12%. Antigenics Inc. has entered into Voting Agreements dated April 23, 2001 with certain stockholders of Aronex Pharmaceuticals, Inc. (the "Stockholders") which provide that the signatory stockholders will vote their shares of Aronex common stock in favor of a proposal to adopt the Merger Agreement (as defined herein). By virtue of the Voting Agreements, Antigenics may be deemed to share with the Stockholders the power to vote the shares of Aronex common stock subject to the Voting Agreements. However, Antigenics does not have any right to dispose (or direct the disposition of) any shares of Aronex Common Stock covered by the Voting Agreements. Accordingly, Antigenics expressly disclaims beneficial ownership of all such shares.

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CUSIP NO. 09060P-10-2                 13D                      PAGE 3 OF 7 PAGES
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ITEM 1.   SECURITY AND ISSUER.

     This statement on Schedule 13D relates to the common stock, $0.001 par value ("Issuer Common Stock"), of Aronex Pharmaceuticals, Inc. ("Issuer"), a Delaware corporation. The principal executive offices of the Issuer are located at 8707 Technology Forest Place, The Woodlands, Texas 77381-1191.

ITEM 2.   IDENTITY AND BACKGROUND.

     The person filing this statement is Antigenics Inc.("Antigenics"), a Delaware corporation. Antigenics is a publicly-held, biotechnology company with its principal place of business at 34 Commerce Way, Woburn, Massachusetts 01801 and its principal executive office located at 630 Fifth Avenue, New York, New York 10111.

     To the best of Antigenics's knowledge as of the date hereof, set forth in
Schedule I to this Schedule 13D and incorporated herein by reference is the following information with respect to each director and executive officer of
Antigenics:

     (1)  name;

     (2)  business address;

     (3) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

     (4)  citizenship.

     During the last five years, neither Antigenics nor, to the best of Antigenics's knowledge, any of its directors or executive officers has been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On April 23, 2001, Antigenics, Nasa Merger Corp. ("Merger Sub"), a Delaware corporation and wholly-owned subsidiary of Antigenics, and the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which the parties will effect a business combination through a merger of Merger Sub with and into the Issuer (the "Merger").

         Under the terms of the Merger Agreement, each outstanding share of Issuer Common Stock will be converted into a fraction of a share of Antigenics common stock and one contingent value right.

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CUSIP NO. 09060P-10-2                 13D                      PAGE 4 OF 7 PAGES
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     In connection with the Merger Agreement, certain stockholders, directors and officers of the Issuer (the "Stockholders") holding an aggregate of 3,113,764 shares of Issuer Common Stock and options to acquire an additional 1,450,286 shares that are exercisable during the 60 days following April 24, 2001, entered into voting agreements dated as of April 23, 2001 (the "Voting Agreements") under which they have agreed to vote all of their shares of Issuer Common Stock in favor of the Merger until the earlier to occur of completion of the Merger or the termination of the Merger Agreement. Antigenics did not pay additional consideration to any of the Stockholders in connection with their execution and delivery of the Voting Agreements.

     References to, and descriptions of, the Merger Agreement and the Voting Agreements as set forth above in this Item 3 are qualified in their entirety by reference to the copies of the Merger Agreement and the form of Voting Agreement included as Exhibits 1 and 2 to this Schedule 13D, and which are incorporated herein in their entirety by this reference.

ITEM 4.   PURPOSE OF TRANSACTION.

     The information set forth and/or incorporated by reference in Items 2 and 3 is hereby incorporated by reference into this Item 4.

     Upon consummation of the Merger, as contemplated in the Merger Agreement, the officers and directors of Merger Sub immediately prior to the effective time of the Merger will be the officers and directors of the surviving corporation upon the completion of the Merger. In addition, the Certificate of Incorporation and Bylaws of Merger Sub, will be the Certificate of Incorporation and Bylaws of the surviving corporation until thereafter changed as provided therein or by applicable law. It is expected that the shares of Issuer Common Stock will become eligible for termination of registration pursuant to the Securities Exchange Act of 1934, as amended.

     Consummation of the Merger is subject to the adoption of the Merger Agreement by the Issuer stockholders.

     Pursuant to the terms of the Voting Agreements, the Stockholders have agreed, among other things, (i) to vote all of the shares of Issuer Common Stock beneficially owned by them in favor of the approval and adoption of the Merger Agreement, the Merger and any other action required in furtherance thereof, and against opposing or competing proposals to the Merger and (ii) with certain exceptions, not to transfer, sell, exchange, pledge, or otherwise dispose of or encumber any such shares. The Voting Agreements terminate upon the earlier to occur of the completion of the Merger or the termination of the Merger Agreement. The name of each Stockholder and the number of outstanding shares of Issuer Common Stock held by each Stockholder and subject to a Voting Agreement are set forth on a schedule following the Form of Stockholder Voting Agreement attached as Exhibit 2 hereto and are incorporated herein by reference.

     By virtue of the Voting Agreements, Antigenics may be deemed to share with the Stockholders the power to vote the shares of Issuer Common Stock subject to the Voting Agreements. However, Antigenics does not have any right to dispose (or direct the disposition

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CUSIP NO. 09060P-10-2                 13D                      PAGE 5 OF 7 PAGES
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of) any shares of Issuer Common Stock covered by the Voting Agreements.
Accordingly, Antigenics expressly disclaims beneficial ownership of all such shares.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     The information set forth and/or incorporated by reference in Items 2, 3 and 4 is hereby incorporated by reference.

     (a) and (b) The aggregate number of shares of Issuer Common Stock covered by the Voting Agreements is 3,113,764 (representing approximately 12.0% of the voting power of shares of Issuer Common Stock outstanding as of March 23, 2001, as represented by the Issuer in the Merger Agreement). In addition, the Voting Agreements cover shares which may be acquired by exercise of options that are currently exercisable or exercisable within 60 days of April 24, 2001. The outstanding shares of Issuer Common Stock plus those subject to options equals 4,564,050, or 16.6 % of the voting power of shares of Issuer Common Stock assuming those shares subject to options are outstanding.

     Except as otherwise set forth in this Schedule 13D, to the best of Antigenics's knowledge as of the date hereof, neither Antigenics nor any of the individuals named in Schedule I hereto, owns any shares of Issuer Common Stock.

     (c) To the best of Antigenics's knowledge as of the date hereof, neither Antigenics nor any of the individuals named in Schedule I hereto, has effected any transaction in Issuer Common Stock during the past 60 days.

     (d) To the best of Antigenics's knowledge as of the date hereof, neither Antigenics nor any of the individuals named on Schedule I attached hereto, has or knows any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Issuer Common Stock beneficially owned by Antigenics.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The responses to Items 2 through 5 are incorporated herein by reference.

     Copies of the Merger Agreement and the Voting Agreements are included as Exhibits 1 and 2 to this Schedule 13D. To the best of Antigenics's knowledge, except as described in this Schedule 13D, there are currently no contracts, arrangements, understandings or relationships among the persons named in
Schedule I, and between any such person or any person, with respect to any securities of the Issuer.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit        Description
     -------        -----------

       1 Agreement and Plan of Merger, dated as of April 23, 2001, among Antigenics Inc., Nasa Merger Corp. and Aronex Pharmaceuticals, Inc. (Filed as Exhibit 2.1 to Antigenics' Current Report on Form 8-K (File No. 0-29089) dated as of April 24, 2001 and incorporated herein by reference.)
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CUSIP NO. 09060P-10-2                 13D                      PAGE 6 OF 7 PAGES
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       2            Form of Voting Agreement, dated as of April 23, 2001,
                    between Antigenics Inc. and certain holders of Aronex Pharmaceuticals, Inc. Common Stock. (Filed as Exhibit 2.2 to Antigenics's current report on Form 8-K (File No. 0-29089) dated as of April 24, 2001 and incorporated herein by reference.)

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CUSIP NO. 09060P-10-2                 13D                      PAGE 7 OF 7 PAGES
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                                    SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  May 1, 2001                           ANTIGENICS INC.



                                             By: /s/ Garo H. Armen
                                                 ------------------------------
                                                 Garo H. Armen
                                                 President, Chairman, and Chief
                                                 Executive Officer

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                                  EXHIBIT INDEX

     Exhibit
       No.          Description
     -------        -----------

        1 Agreement and Plan of Merger, dated as of April 23, 2001, among Antigenics Inc., Nasa Merger Corp., and Aronex Pharmaceuticals, Inc. (Filed as Exhibit 2.1 to Antigenics's Current Report on Form 8-K (File No. 0-29089 dated as of April 24, 2001 and incorporated herein by reference.)

        2 Form of Voting Agreement, dated as of April 23, 2001, between Antigenics Inc. and certain holders of Aronex Pharmaceuticals, Inc. Common Stock. (Filed as Exhibit 2.2 to Antigenics's current report on Form 8-K (File No. 0-29089 dated as of April 24, 2001 and incorporated herein by reference.)

                                   SCHEDULE I

DIRECTORS OF ANTIGENICS

     Set forth below is the name, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of each director of Antigenics. Unless otherwise indicated, each director is a citizen of the United States and has as his principal business address 630 Fifth Avenue, New York, New York 10111.

         Garo H. Armen
         Chairman of the Board, President and Chief Executive Officer

         Gamil G. de Chadarevian
         Vice Chairman of the Board
         Citizenship: Germany

         Donald Panoz
         Chairman of the Board of Directors
         SICOR Inc. (develops cardiovascular products)
         19 Hughes Avenue
         Irvine, CA 92618
         Citizenship: Ireland w/green card

         Noubar B. Afeyan, Ph.D.
         Chairman
         NewcoGen Group Inc.(Venture Capital Company)
         150 Cambridge Park Drive
         Cambridge, MA 02140
         Citizenship: Canada

         Tom Dechaene
         Chief Financial Officer
         SurfCast, Inc. software company developing
         9 Back Hill
         London EC1R 5EN
         Citizenship: Belgium

         Sanford M. Litvack

         Pramod K. Srivastava, Ph.D.
         Chief Scientific Officer
         Antigenics Inc.
         630 Fifth Avenue
         New York, NY 10111
         Citizenship: India w/green card

         Martin Taylor
         Citizenship: United Kingdom
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EXECUTIVE OFFICERS OF ANTIGENICS

     Set forth below is the name and present principal occupation of each of the executive officers of Antigenics. Unless otherwise indicated, each executive officer is a citizen of the United States and has as his principal business address 630 Fifth Avenue, New York, New York 10111.

         Garo H. Armen
         Chairman and Chief Executive Officer

         Neal F. Gordon, Ph.D.
         Senior Vice President, Manufacturing Operations
         34 Commerce Way
         Woburn, Massachusetts 01801

         Elma S. Hawkins
         Vice Chairman

         Russell Herndon
         Chief Operating Officer
         34 Commerce Way
         Woburn, Massachusetts 01801